SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Monogram Orthopaedics Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
609786108
(CUSIP Number)
Alisha Charlton c/o Pro-Dex, Inc. 2361 McGaw Avenue Irvine, CA 92614 949-769-3231
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number 609786108	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Pro-Dex, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,828,551
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,828,551
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,828,551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage calculated on the basis of 31,131,191 shares of common stock, par value $0.001 per share (“Common Stock”), of Monogram Orthopaedics Inc., a Delaware corporation (the “Issuer”), outstanding as of October 2, 2023, as reported by the Issuer on its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 6, 2023.

CUSIP Number 609786108	SCHEDULE 13D	Page 3 of 7

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock of the Issuer. The address of the Issuer's principal executive offices is 3919 Todd Lane, Austin, TX 78744.

Item 2.	Identity and Background.

This Statement is filed by Pro-Dex, Inc., a Colorado corporation (the “Reporting Person”). The Investment Committee of the Reporting Person exercises voting and dispositive power with respect to the Common Stock subject to this Statement. The Investment Committee of the Reporting Person consists of Raymond E. Cabillot, Nicholas J. Swenson and Richard L. Van Kirk. Since the Investment Committee of the Reporting Person exercises voting and dispositive power with respect to the shares, each of the foregoing individuals disclaims any beneficial ownership of the shares held by the Reporting Person.

The principal business of the Reporting Person is the design, development, and manufacture of autoclavable, battery-powered and electric, multi-function surgical drivers and shavers used primarily in the orthopedic, thoracic, and craniomaxillofacial (“CMF”) markets.

The principal business address of the Reporting Person is 2361 McGaw Avenue, Irvine, California 92614.

The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”). The business address of each such person is c/o Pro-Dex, Inc., 2361 McGaw Avenue, Irvine, California, 92614. Each Covered Person is a citizen of the United States of America.

Name	Principal Occupation
Raymond E. Cabillot

Director of the Reporting Person

Chief Executive Officer and Director of Farnam Street Capital, Inc., the general partner of Farnam Street Partners L.P., a private investment partnership

Farnam Street Capital, Inc.

3033 Excelsior Boulevard, Suite 560

Minneapolis, MN 55426

Director of Air T, Inc., a provider of air cargo services and ground equipment sales and support services

Air T, Inc.

11020 David Taylor Drive, Suite 305

Charlotte, North Carolina 28262

Angelita R. Domingo	Director of Quality Systems and Regulatory Affairs and Director of the Reporting Person
William J. Farrell III

Director of the Reporting Person

SVP of Business Services at Gundersen Health System, an integrated healthcare organization

Gundersen Health System

1900 South Ave.

La Crosse, WI 54601

Chief Executive Officer of Viszy Inc., a company developing software and services for the consumer market

Viszy Inc.

2919 Hennepin Avenue

Minneapolis, MN 55408

CUSIP Number 609786108	SCHEDULE 13D	Page 4 of 7

David C. Hovda	Director of the Reporting Person Founder of MedTech Advisors LLC
Katrina M.K. Philp

Director of the Reporting Person

Chief of Staff of Air T, Inc., a provider of air cargo services and ground equipment sales and support services

Air T, Inc.

11020 David Taylor Drive, Suite 305

Charlotte, North Carolina 28262

Nicholas J. Swenson

Director and Chairman of the Board of the Reporting Person

Managing partner of AO Partners, LLC, the general partner of AO Partners I, L.P., a private investment partnership

AO Partners, LLC

5000 West 36th Street, Suite 130

Minneapolis, MN 55416

President, Chief Executive Officer Director and Chairman of the Board of Air T, Inc., a provider of air cargo services and ground equipment sales and support services

Air T, Inc.

11020 David Taylor Drive, Suite 305

Charlotte, North Carolina 28262

Richard L. Van Kirk	Director, Chief Executive Officer, President and Chief Operating Officer of the Reporting Person Director of the Issuer Monogram Orthopaedics Inc. 3919 Todd Lane Austin, TX 78744
Alisha K. Charlton	Chief Financial Officer of the Reporting Person

Each of the Reporting Person and, to the Reporting Person’s knowledge, the Covered Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Each of the Reporting Person and, to the Reporting Person’s knowledge, the Covered Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number 609786108	SCHEDULE 13D	Page 5 of 7

Item 3.	Source and Amount of Funds or Other Consideration.

On December 20, 2018, the Reporting Person was issued a warrant from the Issuer (the “Warrant”) to purchase (collectively, the “Warrant Shares”): (i) shares of each class or series of preferred stock of the Issuer outstanding on the date or dates of exercise (“Preferred Stock”), up to an aggregate amount for each such class or series equal to five percent (5%) (calculated on a post-exercise basis) of the total issued and outstanding number of Preferred Stock of such class or series; plus (ii) shares of Common Stock equal to five percent (5%) (calculated on a post-exercise basis) of the fully-diluted capitalization as of the date or dates of exercise; provided, that any shares of Preferred Stock that the Warrant has been or may be exercised for, as of the time of calculation, shall be excluded for purposes of determining fully-diluted capitalization. The aggregate exercise price for the Warrant Shares equaled $1,250,000.

The Reporting Person and the Issuer subsequently entered into a letter agreement (the “Exercise Letter”), with an effective date of October 2, 2023, pursuant to which the Reporting Person agreed to exercise the Warrant in exchange for, among other things, a contingent right to receive additional warrants (each, an “Additional Warrant”) to purchase five percent (5%) (calculated on a post-exercise basis) of certain Qualified Future Issuances (as defined below) of securities by the Issuer. “Qualified Future Issuances” means any and all issuances of securities by the Issuer during the period between October 2, 2023 to December 31, 2025 (other than securities issued under the Issuer’s equity incentive plans), which during a Warrant Coverage Measurement Period (as defined in the Exercise Letter, and which generally represent staggered six-month periods) results in the Issuer receiving, or having the right to receive, gross proceeds of $5,000,000 or more during the Warrant Coverage Measurement Period. Any Additional Warrant will have a term of six (6) months from the date of issuance and an aggregate exercise price equal to the total gross proceeds received by the Issuer over the Warrant Coverage Measurement Period divided by the number of securities issued by the Issuer during the Warrant Coverage Measurement Period. The Exercise Letter also grants the Reporting Person “piggyback” registration rights for all securities of the Issuer from time to time owned by the Reporting Person on terms at least as favorable to the Reporting Person as the Issuer may at any time grant “piggyback” (or equivalent) registration rights to any other holder of securities of the Issuer. The foregoing description of the Exercise Letter does not purport to be complete and is qualified in its entirety by reference to the Exercise Letter filed as Exhibit 99.1 to this Statement, which is incorporated by reference herein.

Upon its exercise of the Warrant pursuant to the Exercise Letter, the Reporting Person was issued 1,828,551 shares of Common Stock of the Issuer (with an issuance effective date of October 2, 2023) for payment of the $1,250,000 exercise price to the Issuer. The funds for payment of the exercise price were from the Reporting Person’s working capital.

CUSIP Number 609786108	SCHEDULE 13D	Page 6 of 7

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock to which this Statement relates in the ordinary course of business for investment purposes.

The Reporting Person’s response to Item 3 of this Statement is incorporated by reference into this Item 4.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially holds in the aggregate 1,828,551 shares of Common Stock, which represents approximately 5.9% of the Issuer’s outstanding shares of Common Stock. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 31,131,191 shares of Common Stock reported by the Issuer as outstanding as of October 2, 2023 in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 6, 2023.

(b) The Reporting Person beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by Reporting Person in this Statement.

(c) Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person’s response to Item 3 of this Statement is incorporated by reference into this Item 6.

Richard L. Van Kirk, the Chief Executive Officer, President, Chief Operating Officer and a director of the Reporting Person, is a director of the Issuer.

In conjunction with the Exercise Letter, the Reporting Person and the Issuer entered into a supply agreement pursuant to which the Reporting Person will manufacture and supply certain products to the Issuer.

Except as otherwise set forth in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Person or any of its directors or executive officers or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Letter Agreement to Monogram Orthopaedics Inc. dated October 2, 2023

CUSIP Number 609786108	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2023

PRO-DEX, INC.

/s/ Alisha K. Charlton
Name: Alisha K. Charlton
Title: Chief Financial Officer